MANAGEMENT REPORT 2003






                       TELEMIG CELULAR PARTICIPACOES S.A.

MESSAGE TO SHAREHOLDERS


In 2003, the proposal for a new business management model was introduced to the employees of our Controlled Company, Telemig Celular S.A. The adoption of the ideas contained in the proposal has resulted in a distinct qualitative improvement in the attitude and actions of all professionals through greater business focus, creativity, dedication and willingness to challenge cultural and market conventional wisdom. The model has contributed decisively to surpassing the targets set for the year that was reflected through the good operating and financial performance. Our client base posted a 21% year-over-year increase to
2.3 million. Thanks to customer quality, this improvement translated into net service revenues of R$ 1.0 billion, 15% more than in 2002. EBITDA was R$490 million, R$96 million (a 24% rise) higher than in 2002 - the best ever recorded by Telemig Celular.

The positive results also reflect our commitment to developing and improving our relationship with our different market segments. We take the concept of relationship in its broadest sense, involving not only the Company's relationship with its customers, employees and shareholders but also with the community of Minas Gerais as a whole as well as the environment. The consolidation of this concept can be identified in the way our employees act. It has also been recognized in practical forms, an example being the launching of Voce (You), an initiative highlighted by the Valor Economico newspaper through the granting to the Company of the Respeito ao Consumidor (Respect for the Consumer) award, considered unique in the Brazilian telecommunications sector. The program is designed to reward all subscribers for the use of our services and for their loyalty to Telemig Celular. The success of Voce can be measured by the significant reduction in subscriber churn during the past year.

For the fourth year in a row, the Company's Customer Relationship Center was elected by Consumidor Moderno magazine as one of the best in the telecommunications segment for its respect, concern and dedication to subscribers. As a result of differentiated service, the Company's CRC has been awarded as the best in Telemarketing in the country by the Brazilian Telemarketing Association (ABT), competing with other 207 companies in Brazil.

One of our most satisfying achievements in 2003 was to be classified, for the first time, among the 100 best companies to work for in Brazil in the Exame magazine's ranking. The same publication also listed Telemig Celular among the 40 best employers for women in Brazil. This recognition convinces us that we are on the right track in our human capital management.

Our commitment to transparency in our relationship with investors has been recognized by Euromoney Magazine, which elected Telemig Celular as one of the three companies with the best corporate governance standards in Brazil - and the best in the Brazilian telecommunications sector. For the third consecutive year, Investor Relations Magazine, rated Telemig Celular as one of the companies with the best investor relations in Latin America. In 2003, this focus was further enhanced by the various measures taken by the Company to adapt to the Sarbanes-Oxley Act. Among these are the reformulating of the Investor Relations Policy, the creation of a Disclosure Committee and the establishment of a Code of Ethics, to which all company employees must now adhere.

We remained firmly committed to the community in the state of Minas Gerais through the sponsorship of various social, cultural, sporting and environmental events. In the beginning of 2004, our Controlled Company became the first in the telecommunications sector in South America to receive ISO 14001 certification, a reflection of the creation and implementation during the year of the Environmental Management System (SGA).

We are prepared to face the challenges of 2004, particularly the technological migration to the GSM standard and the migration from the original Cellular Mobile Service (SMC) framework to the new Personal Mobile Service (SMP) framework. In 2003, we opted to continue with TDMA technology, based on operating and market criteria. This decision has proved well founded given the results we have achieved. During the course of the year, we carried out several tests using the GSM standard and today we are fully prepared to implement the migration process while maintaining our high quality of service.

To surmount barriers and achieve increasingly better results is, for Telemig Celular, more than just a commitment. It is what each one of our employees seeks. Committed to this philosophy and through actions based on our corporate values that we were so successful in 2003. And it is from these foundations that we are preparing for another outstanding performance in 2004.


Management


STRATEGIES AND OBJECTIVES


Telemig Celular's strategy is focused on maintaining market leadership. Thanks to its ability to supply quality products and services, the Company is recognized as the best cellular telephony company in the state of Minas Gerais.

In 2003, as part of this strategy, the Company adopted a solid customer relationship policy to face the stiff competition in the sector by taking a proactive approach and offering tailor-made solutions to the subscriber base. Telemig Celular has undertaken several initiatives, among which, of particular importance was the Voce (You) program. This program offers bonuses according to the use of the Company's services and the period over which subscribers have shown brand name loyalty.

The Company's actions were evaluated against the principal performance indicator, EVA (Economic Value Added). While maintaining a commitment to both quality and capacity and without neglecting the growth of its operations, Telemig has chosen to rationalize and improve the way it uses its resources to optimize operating expenses and achieve the best possible results. These objectives were fully reached in 2003, with Telemig Celular being recognized both nationally and internationally for its achievements. The decision not to migrate to the new technology during the year has also proved to be a correct one. Without damaging the Company's capacity to attract customers, results were the best ever.

In 2004, the Company intends to:

     o Further strengthen the Telemig Celular brand name;
     o Consolidate its relationship strategy;
     o Consolidate the use of business technology in its practices;
     o Begin the process of technological migration.


MANAGEMENT MODEL


The Management model adopted by Telemig Celular is aligned with the Company's business vision. The Company strives to win the loyalty of its customers, attract and maintain the interest of its shareholders and be seen as highly proactive by its employees. With this in mind, the Company has adopted a business technology philosophy based on five corporate values: a) customer oriented, b) management by results, c) human talent, d) technological competence, e) innovative capabilities and entrepreneurial creativity.

Business technology consists of the substitution of vertical management with a hierarchical system for a horizontal model, which on a planned basis, delegates powers to the business partners - the employees ("empowerment"). The purpose of this is to enable Telemig Celular to evaluate the results from its businesses against results achieved by the individual employee, so that each employee develops a vision and acts as an entrepreneur driven by the objective of creating value for the Company's customers and shareholders.

Supported by training and development of competences, this model has human talent as its lynch pin for achieving and surpassing agreed upon goals.

The model, which is implemented through the identification of priorities and critical points in the Company's various areas, includes the preparation of road maps and the setting of goals to be achieved. Based on this process, Action Plans are drawn up. The success of the Action Plans hinges on the relationship between different areas for the identification of shortcomings and the creation of corrective measures able to eliminate deficiencies.

EVA

Telemig Celular has elected Economic Value Added (EVA) as its principal performance indicator. Besides determining the return on capital for each specific program for each business unit, this tool establishes a common interest between managers and shareholders by providing transparency in terms of results and the achievement of goals. In this way, it is possible to evaluate the return of each investment and the contribution of each employee to the various businesses.

In 2003, the Company reported a negative EVA of R$15.1 million due to a change in the rate at which the TDMA network is depreciated. Excluding this effect, EVA would have been R$37.7 million, representing a growth of 183% compared with 2002.


BUSINESS PERFORMANCE


The year 2003 was a milestone in the Brazilian cellular telephony sector: the number of active subscribers - 46.4 million - exceeded the number of wire line subscribers, reaching a penetration level of 26.2%. This was an increase of 33% compared with the preceding year, equivalent to approximately 11 million of new users. Growth was accompanied by intense competition for market share, with the consolidation of operations, mergers under a single name and the relinquishing of licenses. The year also saw the implementation of the Carrier Selection Code
(CSP) at the companies that have already adhered to the Personal Mobile Service
(SMP). Set against this background and despite facing the challenge of the first full year of a new competitor in its concession area, Telemig Celular managed to achieve all the goals it set itself for the period. The major success of the businesses during the year is directly related to the adoption of a consistent strategy of growth with quality and a subscriber retention policy based on the maintenance of close relationships.

Thanks to this combination of high quality pioneering services and products with a larger and better coverage within the State, the Company posted an expansion of 21% in its subscriber base to total 2.3 million.


Growth with quality

Growth in the subscriber base was also accompanied by qualitative improvements. The number of postpaid customers increased by 8% and the ARPU (Monthly Average Revenue per Client) - for the segment reported growth of 16.5% (R$11.2) compared with 2002, and R$79.2 for the year. This growth was also due to a significant improvement in the average number of minutes of use per subscriber - 194 minutes in 2003 against 175 the previous year (an increase of 11%).


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                               Client Base (000)

                        1999       2000       2001       2002       2003
                        ----       ----       ----       ----       ----
Postpaid                 560        719        746        657        708
Prepaid                  217        522        924      1,266      1,614
Total                    776      1,241      1,670      1,923      2,322



                    Monthly Average Revenue per Client (R$)

                        1999       2000       2001       2002       2003
                        ----       ----       ----       ----       ----
Postpaid                  66         67         66         68         79
Prepaid                   24         23         22         21         19
Blended                   60         51         45         39         39


The average revenue per prepaid subscriber was R$19, a decline from the R$21 recorded in 2002. The segment's client base was up by 27% to total 1,614 thousand subscribers, but minutes of use fell to 50, from 67 in 2002, principally due to reduced incoming traffic. The decline in use without any significant loss in ARPU is the result of the successful tariff policy adopted by the Company.

Blended ARPU was R$39 in 2003, in line with the results for the preceding year.

The results once again are a reflection of the successful subscriber acquisition policies that made growth in the client base possible while at the same time maintaining rigid control over costs in an increasingly competitive environment. The customer acquisition cost of R$117 against R$114 in 2002, is particularly noteworthy.


                         Customer Acquisition Cost (R$)

                        1999       2000       2001       2002       2003
                        ----       ----       ----       ----       ----
                         177        165        131        114        117



                        Bad Debt (% net service revenues)

                        1999       2000       2001       2002       2003
                        ----       ----       ----       ----       ----
                        5.0%       3.6%       3.6%       2.1%       1.3%


The Company took several initiatives to develop customer relationships, among them, the launching of the important Voce (You) program, all of which played a key role in retaining Telemig Celular's subscriber base. Churn (the percentage of subscribers leaving the Telemig customer base) in 2003 was nine percentage points lower than the previous year. The good relationship with customers also contributed to the fall in delinquency rates. In 2003, these were the lowest ever recorded by the Company: 1.3% of net service revenue.

The Company, which registered an estimated 58% market share at the end of the year, consolidated its leadership in the state of Minas Gerais. It also extended its coverage, reaching a total of 434 localities (including 61 covered by CTBC Celular), while expanding its coverage capacity along the State's highways to 2,477 kilometers, 315 kilometers more than the preceding year.


        -------------------------------------------------------------------
        Coverage
        -------------------------------------------------------------------
                                       1999    2000    2001    2002    2003
        -------------------------------------------------------------------
        Number of localities covered    204     265     290     322     373
        Number of cell sites            533     655     706     725     744
        Number of switches                9      10      13      13      13
        % of digital clients            63%     89%     96%     99%     99%
        % of digital traffic            57%     78%     88%     93%     96%
        % coverage                      70%     72%     74%     75%     79%
        Kms of highways covered         n/a   1,881   2,077   2,162   2,477
        -------------------------------------------------------------------


Migration

In 2003, Telemig Celular Participacoes controlled company, Telemig Celular, requested the National Telecommunications Agency - Anatel (the industry regulator) - to migrate from the Cellular Mobile Service system (SMC) to the Personal Mobile Service (SMP) system and expressed an interest in acquiring additional bands in the 1.800 MHz frequency. On February 19, 2004, Telemig Celular signed an Authorization Agreement for migration to the Personal Mobile Service (SMP) for an indefinite period. On the other hand, the frequency authorization will run for the remaining period of the concession, but will be renewable for a further 15-year period on a concession basis. Telemig Celular has also acquired an additional spectrum in the 1.800 MHz frequency necessary for providing GSM services.

During the year, the Company tested various alternatives, planned the implementation of the new network and examined proposals from various suppliers in order to establish the most appropriate time for technological migration. Due to market factors and customer requirements, Telemig decided not to undertake this technological migration in 2003. The Company concluded that by maintaining TDMA technology for an additional year, it would be able to optimize network operations. In other words, the Company would be able to maximize its return from its fixed assets without loss of quality, brand fatigue or compromising its capacity to attract new customers.

The strategy has proved to be the right one in light of the positive operating and financial results for the year, as well as good customer response in surveys for gauging satisfaction levels and bolstering the brand name. Brand name projection in the market was intensified through "Elipsemania" (publicity focusing on the corporate ellipse logo), which involved the launching of a series of products, such as sweatshirts and caps with the Telemig Celular insignia. These products were sold at Company stores and were very well received by the public.


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Telemig Celular has already decided that its new technological footprint will be
GSM. The Company is now fully prepared to undertake a disruption-free migration and expects to begin implementation of the network overlay before the end of the first half of 2004.


Distribution

During the year, Telemig Celular increased the outsourced points of sale in its distribution network by 85 as part of its drive to improve subscriber penetration. The Company also ended the year as the exclusive phone card retailer at 68% of its points of sale. At the same it took measures to encourage electronic sales of credits for its prepaid subscribers, resulting in a notable reduction in selling costs.


        -------------------------------------------------------------------
        Distribution Channels (points of sale)
        -------------------------------------------------------------------
                                       1999    2000    2001    2002    2003
        -------------------------------------------------------------------
        Own stores                       35      23      18      16      15
        Indirect channels               536     579     548     491     576
        Credits and calling cards     6,412   7,671  14,938  20,803  19,227
        -------------------------------------------------------------------


Corporate Market

In 2003, Telemig Celular's corporate market business grew 12%. This expansion had a significant impact on the Company's portfolio, its net revenue from this segment growing 40% and now amounting to 18.2% of total net services revenue.

The good performance in the corporate market, through the Telemig Celular Empresas division, was due to a change in business focus, and the emphasis being given to increasing it's the Company's micro, small and mid-sized customers. This shift in marketing effort was the result of several factors, among them the Company's absolute leadership among major corporate in the State - about 90% of which, already Telemig Celular customers - and high penetration among smaller customers. Micro, mid-size and small businesses make up 80% of the total number of companies in the State.

In the light of the steps taken to boost business, Telemig Celular doubled the number of sales agents in relation to the preceding year. Consultants at all points of sale are trained to provide the best customer service in line with the process of enhancing the relationship with the Company's constituent public. As part of its goal of signing up more corporate clients in the smaller size category, the Company relaxed its credit policy, without, however, removing the instruments for protecting it against credit delinquency. Telemig Celular also reviewed and adjusted all customer contracts over the course of the year, the intention being to ensure that the solutions in place were appropriate to each customer profile and if not, to make the necessary corrections.


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


Plans, products and services

Telemig Celular made a particular effort during the year to develop solutions that were the most economically advantageous for each customer profile through a new service known as Total Correct Plan. Through the Customer Relationship Center (CRC), customers are informed as to the tariff plan most suited to their needs irrespective of whether they are in the pre- or postpaid category.

The Company chose to maintain all of the tariff plans developed before 2002, consolidating a complete line of solutions for the market. The Plano de Controle (Control Plan) continued to be one of the Company's principal products. This combines the advantages of post and prepaid systems in which the customer receives a monthly invoice, but establishes a limit to be spent in each specific month.

In the corporate market, Telemig Celular has given particular attention to developing and launching solutions across the full customer spectrum, especially the smaller corporate. An important innovation during the year was the launching of the Reuniao Movel (Mobile Meeting) that allows 20 callers to be included in a conference call irrespective of the type of telephone being used (cellular or wire line). Some tariff plans such as the Plano Facil (Easy Plan) and the Plano Mais (Plan Plus), were adapted and launched to cater specifically to small businesses. The first has no subscription charge and operates with a VC1 tariff irrespective of type of call and time of the day. In the case of the Plano Mais (Plan Plus), each subscriber may register up to five Telemig Celular numbers to which calls can be made free of charge.

The share of Value Added Services (which include ringtones, icons, voicemail services, news channels, chat rooms, Internet access via cellular telephone, SMS messaging services, etc.) as a proportion of net services revenue grew from 1.7% in 2002 to 3.1% in 2003.


CUSTOMER RELATIONS


Telemig Celular's 2003 operating and financial results also reflect its strategy, among other aspects, of prioritizing the dissemination of the Customer Relations concept.

Based on this, the Company took a series of initiatives for providing customer benefits and developing a relationship that goes beyond the simple merchandising process. Among these initiatives, are employee training schemes, the creation of programs, plans, services and campaigns, and the installation of systems. The underlying objective is to substitute simple retention practices for the effective consolidation of customer loyalty.


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


Voce (You)

Voce (You) is the leading program in this relationship policy, ending the year posting a good level of adhesion on the part of Telemig's customers. It is a pioneer initiative designed to reach the entire subscriber base: prepaid, postpaid and corporate market segments. Voce's success in 2003 made a significant contribution to reducing customer base erosion.

The program offers bonuses to customers based on two criteria: use of products and services and length of time in the Company's subscriber base. Customers accumulate points and the balance can be exchanged for services, accessories or handsets at Telemig Celular stores. This initiative has incorporated other existing relationship initiatives such as Bom Bonus, Liga Pra Mim, TC Mais and Super Troca (all customer incentive plans).

Customers are divided into three categories (Diamond, Gold and Silver), according to the average value of the telephone bill or available credits, with the number of points for each minute of calling time varying from one category to the other. The program classifies the customer on the basis of his/her tax number (CPF), that is, should the customer hold three lines in his/her name, then the average use of all these lines is totaled to establish the appropriate category. The same applies to the criteria as to length of time as a customer, based on the date the first line was activated, subscribers receiving points accordingly.

There are also other ways of accumulating points such as opting for payment via direct debit, correct payment of bills and contracting voicemail and i.telemigcelular services. In addition to the benefits from the exchange of points for products and services, the program also provides other advantages such as discounts and entry to VIP areas at events sponsored by the Company, reduced prices for movie theater admission, etc.

Customer Relationship Center (CRC)

The Customer Relationship Center (CRC) plays a fundamental role in consolidating customer loyalty, being the principal means of communication between subscribers and the Company. Telemig Cellular also enjoys a competitive advantage since its own dedicated team mans the CRC. The Company is thus better able to respond to competition and adjust its customer relationship initiatives to specific demands.

In 2003, some notable changes were made to the way the CRC team operates: besides seeking an immediate solution to customer requirements, CRC operators now work with the concept that the customer needs to be fully satisfied if he/she is to remain loyal to the Telemig Celular brand. In 2003, the quality of performance of the operators was recognized by the Brazilian Telemarketing Association (ABT), which nominated Telemig Celular as the Best Company with a Dedicated

Telemarketing Service. The Consumidor Moderno magazine also elected Telemig Celular as one of the outstanding companies in the telecommunications industry.


Customer Relationship System

During the year, the CRC's performance was also enhanced by the implementation of the customer relationship system, known as the Customer Focused System (SOL), which reduced waiting time as well as the need for the customer to repeat personal data. SOL is one of the most advanced Customer Relationship Management
(CRM) instruments anywhere in the world and the result of efforts by the IT area to adapt systems to meet the needs of all the Company's areas.

The system allows the visualization of a range of customer data on one computer screen, such as the reason for the last contact, the degree of satisfaction with the customer service provided, billing statements, individual tariff plans, etc. Other types of information which is also provided, include credit record, use of services and contacts by the customers, etc. By cross-referencing various aspects of consumer data, the system allows products and services to be developed and tailor-made for each customer profile. It also enables the Company to be proactive in relation to its customers as well as in improving responsiveness to subscriber demands.

During the year, the Company also broadened the role of the CRC, by linking the call centers of Telemig Celular and Amazonia Celular. This new feature allows connections between the two centers to be made automatically. In 2004, this system will be completely implemented by the adoption of SOL in the Amazonia Celular concession area. This will permit an even closer integration of the two companies' activities.


OPERATING AND FINANCIAL PERFORMANCE


Net Revenues

In 2003, Telemig Celular's total net revenue increased by R$150 million - or 16%
- compared with 2002, increasing from R$947 million to R$1.1 billion. The increase reflects progress in growing the client base by 21%. It is also the result of the Company's successful tariff policy, which translated into an increase in net service revenue of R$134 million, or 15%, breaking through the R$1 billion mark for the first time. Net equipment revenues was up year over year by 20%, thanks to the a significant increase (58%) in net additions of approximately 400,000 customers to the client base in 2003.

                            Net Revenues (R$ million)

                               1999       2000       2001       2002       2003
                               ----       ----       ----       ----       ----
Net Service Revenues             74         93         75         78         93
Net Equipment Revenues          444        607        794        870      1,004
Total                           518        700        869        947      1,097



                            Net Revenues (R$ million)

                                          1Q03       2Q03       3Q03       4Q03
                                          ----       ----       ----       ----
Net Service Revenues                        21         19         24         30
Net Equipment Revenues                     232        244        253        275
Total                                      253        263        277        305


Operating Costs and Expenses

Operating costs and expenses (excluding depreciation and cost of equipment) increased 8%, in spite of a 21% growth in the client base. This item rose from R$466 million in 2002 to R$501 million in 2003, representing a reduction from 54% to 50% in net service revenues compared with the preceding year, the result of operating improvements during the year.


                    Operating Costs and Expenses (R$ million)
                 (excluding depreciation and cost of equipment)

                               1999       2000       2001       2002       2003
                               ----       ----       ----       ----       ----
                                271        354        417        466        501



                    Operating Costs and Expenses (R$ million)
                 (excluding depreciation and cost of equipment)

                                          1Q03       2Q03       3Q03       4Q03
                                          ----       ----       ----       ----
                                           120        117        127        137


Profitability

In 2003, EBITDA (earnings before interest, taxes, depreciation and amortization) was R$490 million, an increase of R$96 million - or 24% - over 2002. EBITDA margin on net service revenues was 48.8%, significantly higher than the 45.2% reported in 2002 and the best ever to be recorded by Telemig Celular.

Between 1999 and 2003, the Company reported an annual EBITDA compound growth rate of 30%, an indicator of the continuous improvement in operating results.

                               EBITDA (R$ million)

                               1999       2000       2001       2002       2003
                               ----       ----       ----       ----       ----
EBITDA                          171        245        370        394        490
EBITDA Margin                 38.6%      40.3%      46.6%      45.2%      48.8%



                               EBITDA (R$ million)

                                          1Q03       2Q03       3Q03       4Q03
                                          ----       ----       ----       ----
EBITDA                                     109        122        124        134
EBITDA Margin                            47.0%      50.0%      49.0%      48.9%



        EBITDA Breakdown                                          (R$ thousands)
        ------------------------------------------------------------------------
                                                         2002            2003
        ------------------------------------------------------------------------
        Operating profit (loss)                         111,222         260,000
        Interest Income                                 (99,920)       (136,391)
        Gain (loss) on hedging operations              (153,608)        135,682
        Interest Expense                                 86,977          71,865
        Foreign Exchange Loss (gain)                    249,195        (112,764)
        Depreciation and amortization                   199,723         271,115
        ------------------------------------------------------------------------
        EBITDA                                          393,589         489,507
        ------------------------------------------------------------------------


Depreciation

Due to the imminent technological migration and the probable obsolescence of the TDMA network, the Company decided to increase the rate of depreciation from 12.5% to 25% per year. This reflects the reduction in the current network's expected useful life to four years. As a result, the accumulated 2003 expenses from amortization/depreciation was R$271.1 million, an increase of R$71.4 million or 36% compared with 2002.


Net Income

Net income in 2003 was R$148 million (R$0.427 per thousand shares), 118% higher than the R$68 million (R$0.199 per thousand shares) recorded in 2002. This was also the Company's best ever result.


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


                             Net Income (R$ million)

                               1999       2000       2001       2002       2003
                               ----       ----       ----       ----       ----
                                 15         39         90         68        148



                             Net Income (R$ million)

                                          1Q03       2Q03       3Q03       4Q03
                                          ----       ----       ----       ----
                                            44         46         50          8



Financial situation

Telemig Celular posted a total net debt of R$489 million at the end of 2003, R$371 million of which was in foreign currency. Foreign-currency-denominated debt was entirely hedged.


--------------------------------------------------------------------------------
Debt Position (BR GAAP)                                            (R$ million)
--------------------------------------------------------------------------------
                                                   4Q03
--------------------------------------------------------------------------------
                                                 Currency
                                R$        US$      Basket      Total
--------------------------------------------------------------------------------
2004                           61.6      116.5       24.3      202.4        41%
2005                           56.4      145.5       24.3      226.2        46%
2006 and beyond                 0.0       58.5        2.0       60.5        12%
--------------------------------------------------------------------------------
Total                         118.0      320.5       50.6      489.1       100%
                                24%        66%        10%       100%
--------------------------------------------------------------------------------


At the end of 2003, Telemig Celular's total debt was more than covered by cash and cash equivalents (R$643 million) and by receivables arising from hedge operations (R$37 million), resulting in a net negative debt of R$191 million - the result of cash generation from the rationalization of customer acquisition costs and the implementation of new projects.



--------------------------------------------------------------------------------------------------------
Debt                                                                                        (R$ million)
--------------------------------------------------------------------------------------------------------
                                                       1999       2000       2001       2002       2003
--------------------------------------------------------------------------------------------------------
Total debt                                            285.8      477.5      680.4      850.0      489.1
Net debt                                              110.0      198.0      257.0      106.0     (190.6)
Debt in US$                                           240.2      280.2      412.4      590.5      320.5
% of the debt in US$                                    84%        59%        61%        69%        66%
% of the debt in US$ hedge                               0%        33%        72%        90%       100%
Debt in currency basket (BNDES)                         0.0        0.0       60.0       88.9       50.6
% of the debt in currency basket                         0%         0%         9%        10%        10%
Debt in US$ + currency basket                         240.2      280.2      472.4      679.4      371.1
% of the debt in US$ + currency basket                  84%        59%        69%        80%        76%
% of the debt in US$ + currency basket hedge             0%        33%        63%        78%       100%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Coverage & Liquidity Ratios
--------------------------------------------------------------------------------
                               1999       2000       2001       2002       2003
--------------------------------------------------------------------------------
Net debt/EBITDA                 0.7        0.8        0.7        0.3       -0.4
Net debt/Total assets            7%        14%        16%         6%       -11%
Interest coverage ratio         n/a        5.2          6        5.8        9.6
Current liquidity ratio           1          2        2.7        1.8        2.3
--------------------------------------------------------------------------------


There was a positive free cash flow at the end of 2003 of R$358 million, R$52 million more than registered in the preceding fiscal year.



--------------------------------------------------------------------------------------------------------
Free Cash Flow                                                                              (R$ million)
--------------------------------------------------------------------------------------------------------
                                                       1999       2000       2001       2002       2003
--------------------------------------------------------------------------------------------------------
EBITDA                                                171.1      242.8      370.2      393.6      489.5
CAPEX                                                (217.3)    (229.0)    (241.1)     (84.0)     (67.4)
Taxes                                                  (2.4)       2.3      (31.8)     (12.3)     (64.6)
Minority interests                                     (1.3)     (10.3)     (19.3)     (13.7)     (26.3)
Net financial expense                                  (9.1)     (10.6)       3.9       38.3       69.9
Working capital variation                             (59.5)     (38.2)     (51.2)     (16.0)     (43.5)
--------------------------------------------------------------------------------------------------------
Free Cash Flow                                       (118.5)     (43.0)      30.8      305.8      357.6
--------------------------------------------------------------------------------------------------------


NOTES ISSUANCE


On January 20, 2004, the subsidiary of Telemig Celular Participacoes S.A., Telemig Celular S.A., together with Amazonia Celular S.A., concluded an external funding operation involving the issue of Unsecured Senior Notes worth US$120 million. The notes of Telemig Celular S.A. and Amazonia Celular S.A. may only be negotiated jointly in the form of Notes Units.

The total value of the funding is US$80 million in notes issued by Telemig Celular S.A. and US$40 million in notes issued by Amazonia Celular S.A. The Notes Units were offered to qualified institutional investors in accordance with Rule 144A, and as external transactions under Regulation S of the 1933 Securities Act and subsequent amendments (Securities Act of the Securities Exchange Commission). The principal characteristics of the issue are:

o        Coupon: 8.750% p.a.
o        Issue price: 99.504%
o        Yield to maturity: 8.875% p.a.
o        Maturity: 2009


CAPITAL EXPENDITURES


During the year, Telemig Celular adopted a policy of rationalization and upgrading of existing resources in order to maximize EVA, in line with its philosophy of doing more with less. This was put into practice without affecting the Company's progress in the market or the quality of its services. The result was enhanced revenue and a reduction in operating expenses combined with the expansion of network and signal coverage and the supply of innovative IT solutions.



--------------------------------------------------------------------------------------------------------
CAPEX Breakdown                                                                             (R$ million)
--------------------------------------------------------------------------------------------------------
                                                       1999       2000       2001       2002       2003
--------------------------------------------------------------------------------------------------------
Network                                               189.3      181.9      166.1       46.5       27.9
IS/IT                                                  10.3       16.0       47.9       33.0       36.1
Others                                                 17.7       31.1       27.4        4.5        3.4
--------------------------------------------------------------------------------------------------------
Total                                                 217.3      229.0      241.1       84.0       67.4
--------------------------------------------------------------------------------------------------------



Networks

The Company invested R$27.9 million in networks during 2003, 40% less than in the previous year. However, the Company now covers a total of 434 localities (including 61 covered by CTBC Celular) and 2,477 kilometers of highway, 315 more than in 2002.

Telemig Celular has also invested in innovations enabling it to increase the range of products and services it offers and adjusting its plant in readiness for migration to the Personal Mobile Service system (SMP). The Company carried out a number of tests using the GSM footprint in preparation for the technological transition scheduled to take place during the course of 2004.

Information Technology

Telemig Celular invested R$36 million in information technology during the year. Resources were spent principally on the Customer Focused System (SOL). This is a comprehensive CRM instrument, which is flexible and capable of integrating several areas of the Company, facilitating the preparation of customer relationship strategies and providing greater responsiveness to customer needs via the Customer Relationship Center (CRC). CRC also benefited from the consolidation of the Virtual CRC, integrating the customer service operations of both Telemig Celular and Amazonia Celular. In 2003, joint operations focused on telemarketing initiatives and the Voce (You) program. In 2004, once SOL has been installed at Amazonia Celular, integration will be completed, allowing one CRC to deal with the overflow of calls from the other and attending demand from the customer base of the two companies.


EQUITY MARKETS


In 2003, the Sao Paulo Stock Exchange (BOVESPA) reported its best performance in the last four years. It peaked at 22,236 points, while the Ibovespa Index reported an appreciation of 97.34% for the year - the third highest in the world (behind only Thailand and Argentina). The appreciation was the result of greater economic stability in Brazil, which in turn resulted in reduced sovereign risk and a greater interest on the part of overseas investors.

On the international front, the Dow Jones Industrial Average, the New York Stock Exchange's principal index, ended 2003 at 10,453 points, an increase of 25.3% after three consecutive years of losses. The Nasdaq composite index posted an appreciation of 50%, the largest since 1999, at 2,003 points.

The prospects for the domestic and international markets in 2004 are positive. The outlook for Brazil is for economic growth together with a continuation of the government's economic policy.

Meanwhile, in the international market, the consensus is for a continued high level of liquidity, reflected in low US dollar interest rates and responsible for the good corporate earnings reported throughout the world in 2003.

Share Performance

Local Market: Sao Paulo Stock Exchange (BOVESPA)

Telemig Celular Participacoes's (TMCP4) preferred shares appreciated 61% in 2003, ending the year trading at R$4.80 per thousand shares. The accumulated appreciation for the 1998-2003 period is more than 258%. The Company's common shares (TMCP3) - with a closing price for the year of R$7.71 per thousand shares
- registered an appreciation of 102% in 2003, or an increase of 807% since trading began on the Bovespa in 1998. The average traded volume of common and preferred shares together was approximately 23 million lots of a thousand shares, similar to the value recorded in 2002. Average traded financial volume for common and preferred shares combined was R$85 million per month, 22% more than the R$70 million recorded in 2002.

In the theoretical portfolio of the Bovespa Index (Ibovespa) for the January-April 2004 period, the Company ranks 28th among the 54 listed companies. Telemig Celular Participacoes has been a component of the portfolio since September 2000.

The Company's shares are also part of the IBX-Indice Brasil and IBX-50, price indexes that measure the return on the theoretical portfolios made up of shares selected from among the most traded on the Bovespa. The criteria for inclusion takes into account the number of trades and the financial volume, weighted in relation to the degree of market liquidity.



--------------------------------------------------------------------------------------------------------
Price Performance (1998-2003):  Local Market
--------------------------------------------------------------------------------------------------------
                                           1998        1999       2000       2001       2002       2003
--------------------------------------------------------------------------------------------------------
TMCP3 - Common (R$ pe                      0.85         3.5        8.2        6.6       3.81       7.71
TMCP4 - Preferred (R$ pe                   1.34        3.95       5.91       4.19       2.98        4.8
IBOVESPA                                  6,784      17,092     15,259     13,578     11,268     22,236
--------------------------------------------------------------------------------------------------------

Source:  Bloomberg

Note:  Last price quote/annual index.

[TABLE OMITTED]


United States Market: New York Stock Exchange (NYSE)

The Company's ADRs, traded under the TMB ticker symbol on the New York Stock Exchange, posted an appreciation of 90% in 2003, reflecting the performance of the shares in the Brazilian market. The average traded monthly volume in 2003 was 834,000 ADRs, 16% more than in 2002. Average monthly traded volume was US$20 million, 33% more than the US$15 million recorded in 2002.



--------------------------------------------------------------------------------------------------------
Price Performance (1998-2003):  United States Market
--------------------------------------------------------------------------------------------------------
                                           1998        1999       2000       2001       2002       2003
--------------------------------------------------------------------------------------------------------
TMB (US$/ADR)                             21.25       46.38       59.5     37.62        16.9       32.1
DJI                                       9,181      11,497     10,787    10,022       8,342     10,454
NASDAQ                                    2,193       4,069      2,471     1,950       1,336      2,003
--------------------------------------------------------------------------------------------------------

Source:  Bloomberg

Note:  Last price quote/annual index.



[TABLE OMITTED]

Capital Increase

In 2003, Telemig Celular Participacoes S.A. increased its capital stock by R$19.6 million through the partial incorporation of the credit held by the controlling shareholder (Telpart Participacoes S.A.) in the Special Reserve - Goodwill account. This amount corresponds to the effective tax break to the Company, following the amortization of the deferred asset for the fiscal year ending December 31, 2002. A total of 6,320,563,552 (six billion, three hundred and twenty million, five hundred and sixty-three thousand, five hundred and fifty-two) new shares were issued, being:

o 2,350,731,601 (two billion, three hundred and fifty million, seven hundred and thirty-one thousand, six hundred and one) new common shares, at the issue price of R$3.965982 per lot of one thousand shares, totaling R$9.3 million; and

o 3,969,831,951 (three billion, nine hundred and sixty-nine million, eight hundred and thirty-one thousand, nine hundred and fifty-one) new preferred shares at the issue price of R$2.585156 per lot of one thousand shares, totaling R$10.3 million.


Shareholder Return


In 2003, the Company reported a net income of R$0.427 per lot of one thousand shares, allocating R$0.110991 per lot of a thousand shares as dividends payable on common and preferred shares.


-------------------------------------------------------------------
Dividends                                  (R$ per thousand shares)
-------------------------------------------------------------------
                              Common Shares        Preferred Shares
-------------------------------------------------------------------
2003                                  0.111                   0.111
2002                               0.069341                0.069341
2001                                0.07331                 0.07331
2000                                0.03766                 0.03766
1999*                             0.02791**               0.02791**
-------------------------------------------------------------------

* In 1999, interest on capital was paid.
** Net of income tax.




-------------------------------------------------------------------------------------------------------------------------------
Shareholder Breakdown (December 31, 2003)
-------------------------------------------------------------------------------------------------------------------------------
Shareholder                         Common               %            Preferred            %           Total               %
-------------------------------------------------------------------------------------------------------------------------------
Telpart Participacoes S.A.       67,376,897,541        52.25%        2,105,298,768        0.97%        69,482,309        20.04%
                                         19.43%                              0.61%                         20.04%
Others                           61,586,403,022        47.75%      215,683,338,180       99.03%   277,269,741,202        79.96%
                                         17.76%                             62.20%                         79.96%
Total                           128,963,300,563       100.00%      217,788,636,948      100.00%   346,751,937,511       100.00%
-------------------------------------------------------------------------------------------------------------------------------

CORPORATE GOVERNANCE


During 2003, the Company strove to comply with the requirements of the Sarbanes-Oxley Act, legislation approved by the United States Congress to which all US corporations and foreign companies registered with the Securities and Exchange Commission (SEC) with ADRs trading on US stock exchanges must adhere. Telemig Celular Participacoes S.A. has a Level 2 ADR program with the New York Stock Exchange.

The Sarbanes-Oxley Act establishes more rigid standards of corporate governance, covering additional disclosure requirements, stricter procedures for preparing financial statements and a new inspection system for supervising independent audit operations. The purpose is to ensure the credibility of balance sheets and other information disclosed by the companies. Telemig Participacoes and its controlled company are anxious to comply with all aspects of the law as well as the SEC's recommendations for enhancing the transparency of relations with their investors.

Telemig Celular Participacoes was placed third among all Brazilian companies in the Euromoney Magazine's Corporate Governance ranking in recognition of the way the Company treats its shareholders. In the Brazilian telecommunications sector, the Company was ranked first.


Measures Taken


One of the measures taken by the Companies to comply with the Sarbanes-Oxley Act was the approval of a Code of Ethics to be followed by all employees and members of management. The document establishes practices for the disclosure of Company-related information, defines duties of confidentiality and probity, the behavior to be adopted in cases of conflict of interests, as well as general ethical principles to be observed at various business and operational levels. The Code of Ethics further establishes channels of communication whereby the Board of Directors and the Audit Board can receive bad practice allegations, while preserving the anonymity of sources, in line with what is mandated in the Sarbanes-Oxley Act.

The Company has also increased the level of transparency of its activities by establishing a policy for holding relevant documents, stipulating a period when these must be kept on file and ensuring the enforcement of the policy by all employees.

To improve disclosure procedures and controls, the Company has adopted two measures: (I) the creation of a Disclosure Committee, the task of which is to manage compliance with internal procedures for disclosing information, and to coordinate the Company's information flow to ensure that it is disseminated to the market in a correct and timely manner according to the current legislation and regulations; (II) the review of its Capital Markets' Relationship Policy for increasing the controls on disclosure of material information, with the support of the Disclosure Committee.

In addition, an additional clause has been added to the employment contracts of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), whereby compensation received in the form of profit sharing or as a bonus must be reimbursed in the case of restatements of the financial statements which imply an infringement of a material obligation provided for in the legislation. In line with the US legislation, the granting of loans to members of management was also prohibited, the benefits provided reviewed and adjustments made to the stock options program. The Company also obtained certification from the CEO and CFO on the 20F reports for the 2002 fiscal year and these were sent to the SEC in May 2003. This certification means that these executives are aware of the disclosed information and, in case of irregularities, are to be held liable on civil, administrative as well as criminal grounds.

Telemig Celular Participacoes S.A. and Telemig Celular S.A. have further adopted the requirement to segregate independent auditors' expenses. Independent auditors have also been hired to begin the certification of the Companies' internal controls.


Boards

The Company's management is exercised by the Board of Directors and by an Executive Board. The Board of Directors is made up of 11 members eligible for reelection, elected for a mandate of three years - a term that can be changed by vote at the shareholders' meeting. None of the members of the Board of Directors is an executive director of the Company. The Board holds ordinary meetings on a quarterly basis, while extraordinary meetings are held whenever necessary. Nine meetings were held in 2003.

The Audit Board operates on a permanent basis and comprises from three to five members. The election of Board members is held in accordance with Article 161, Paragraph 4 of Law 6,404/76, according to which the holders of the preferred shares may indicate one Committee member - the same right being held by minority shareholders -, representing, together, 10% or more of the shares with voting rights. The Audit Board members are elected for a mandate to terminate on the date of the next Ordinary Annual General Shareholders' Meeting following their election. The Audit Board holds ordinary meetings once a quarter and meets on an extraordinary basis whenever necessary.

Committees

Telemig Celular and Telemig Celular Participacoes have set up two committees: the Stock Options Program Management Committee and the Disclosure Committee.

The principal function of the first is to decide which participants are eligible for receiving stock options and for interpreting and clarifying doubts as to the granting of the Company's shares. The Committee, made up of four members elected by the Board of Directors, meeting whenever necessary.

The Disclosure Committee was set up in 2003. Its purpose is to guide the Company's disclosure of material information in order to consolidate its image of transparency in the market. The Committee's other functions are to support management in complying with the legal requirements on disclosure and to ensure the Company's compliance with the Capital Markets Relationship Policy. The Committee is made up of four members, representatives of the Financial, Legal, Investor Relations and Press Relations departments. Members are elected by the directors of each area and their appointments are ratified by the IR director. The term of office is for one year and reelection is allowed. The Disclosure Committee meets regularly each quarter and on an extraordinary basis when necessary.


Investor Relations

With the support of the Disclosure Committee, the companies reviewed the investor relations' policy in 2003 with the purpose of improving the management of information flow from its point of origin to disclosure to the market. The companies' Equity Trading Policy, part of the Investor Relations Policy, has also undergone restructuring to improve the provisions for the ordered trading of securities, thus removing any eventual implications of improper use of material information.


RISK MANAGEMENT


Telemig Celular adopts a series of procedures to reduce its vulnerability to factors that might interfere with its businesses and its operations. Such factors include intensified market competition, major technological advances, the need to adjust products to changing circumstances, changes in sector regulations, the occurrence of ecological problems and accidents, foreign exchange variations and bad debt.


Market Risk


The Company faces an extremely competitive market, with three other operators providing services in its area. Since these other market players take certain actions which impact prices and the profit of the operation, Telemig Celular adopts a relationship policy that includes a bonus award scheme to customers depending on the length of time they have been customers of the Company. In addition, Telemig seeks to maximize the proactively of its team through a program of management by results and competences, a factor that is fundamental in operating and financial performance as well as ensuring competitive costs in relation to the nationwide market players. Following the good results achieved in 2003, the Company sees even greater growth potential in 2004, both in the retail and also the corporate areas of the market given the signs of economic recovery. The Company further adopts tariff and pricing policies suitable to the needs of the customers. Any readjustments in this area go hand in hand with marketing strategies and the launching of solutions that are economically advantageous to the customers.


Product Risk


The Company faces a competitive market and because of that it must be able to rapidly identify customer needs as well as those products and services that have become obsolete or may become so at some time in the future. Similarly, the Company must be able to offer up-to-date and competitive solutions. The supply of tailor-made products is an irreversible tendency at Telemig Celular. In 2003, the Company launched SOL (the Customer Focused Service), a system, which is based on the Customer Relationship Management (CRM) system, and even before being implemented, was elected one of the five best solutions for customer care in the world by the Institute for International Research (IIR).

In addition, the CRC itself is recognized nationwide for its quality and analysis of the Company's various market segments and for developing solutions for the needs and requirements of these segments.

The relationship policy is also important for the equitable treatment it provides to both pre- and postpaid customers. The Voce (You) program, introduced in 2003, is an example of this practice, being a unique and pioneering model in Brazil applicable to all customer profiles.


Regulatory Risk


The Company operates in a regulated segment and complies with quality parameters set by the National Telecommunications Agency (Anatel). Although significant changes in the concession contracts are unlikely, Telemig Celular has a team that monitors the discussions between the operators and the regulator.


Environmental Risk


In spite of operating in a sector where environmental risks are minimal, Telemig Celular considers environment-related matters to be of fundamental importance. Since its foundation, the Company has adopted approved practices of preservation for reducing possible environmental impact. In 2003, this commitment was formalized through the adoption of an Environmental Policy and the adoption of procedures to ISO 14001 standards. In early 2004, Telemig Celular became the first telecommunications company in Latin America to receive this certification.


Capital Expenditures Risk


The investment of resources at inopportune moments or in technologies and solutions inappropriate to the Company's needs has a negative impact on both the operation and corporate finances. To avoid this risk, Telemig Celular allocates its investments based on well-defined criteria - such as payback, internal rate of return, net present value and Economic Value Added (EVA) -, thus reducing the chances of errors of judgment as well as allowing returns to be evaluated.


Credit Risk


The Company has a clear-cut relationship policy of offering only those products that are appropriate to each customer's profile, an approach that helps protect it from payment delinquency. In addition to granting credit using clearly defined criteria, Telemig Celular operates a customer management system focusing both on on-time payments and also delinquent payments, with special attention being given to the collection of late payments.


Foreign Exchange Risk


At the end of 2003, 76% of the Company's debt was foreign-currency-denominated. Telemig Celular uses foreign currency swap operations to protect itself against sudden changes in exchange rates. At the end of 2003, all of the debt in foreign currency was hedged.


Insurance


All of the Company's material assets and contingent liabilities are covered by insurance policies. The Company carries the following insurance: Comprehensive General Liability, Operational Risks - which covers company property, loss of profit claims, transportation, vehicles, as well as employee life and healthcare insurance.


Technological Risk


Companies which operate in sectors where there is intensive use of technology run the risk of being overtaken by competitors, their systems and equipment becoming obsolete with the consequent limitations this has on the supply of goods and services to customers as well as the impact of increased maintenance costs and/or replacement of equipment. It is for this reason that Telemig Celular is preparing for the technological migration of its network taking into account the effect that this will have on services and the market. The Company has established the ideal timing for this migration based on studies and simulations. In this way, it guarantees the maximum return from the investment in its TDMA network without negatively affecting its operations, finances or quality of service. Telemig Celular has prepared the technological migration to GSM to ensure that there is no disruption in service and is constantly focused on the changes across the full spectrum of the market. Similarly, the Company is a pioneer in the implementation of solutions that add to its competitive edge, the Customer Focused Service - SOL being an example of this.


Negotiations


In 2003, Telemig Celular began negotiations with the Algar Group to acquire control of CTBC Celular S/A. In November 2003, the Company announced the end of these negotiations due to the inability of the parties involved to reach an agreement.


DISCLOSURE OF INFORMATION ON SERVICES UNRELATED TO THE INDEPENDENT AUDIT


Pursuant to CVM Instruction 381, information on other services provided by Ernst & Young - Auditores Independentes S/S is given below.

Nature of the services: survey of billing service processes (creation of the product, provisioning, utilization, mediation, fixing the tariff structure, billing, collection, the dissemination of information), allowing the identification of weaknesses and the controls to be installed at Telemig Celular S.A.

Date of service contract: July 2003
Total value of the fees: R$164,000
Policies and procedures: the Company's policies prohibit the hiring of its independent auditors to provide services that imply the existence of conflict of interests or loss of objectivity. Additionally, any relationship between the Company or its management and the independent auditors, which may result in a loss of independence, is forbidden.

It is the understanding of the auditors that their activities "do not affect the independence and objectivity necessary to perform their outside auditing services since the nature of the other services for which they have been hired neither includes nor involves any financial information which Ernst & Young - Auditores Independentes S/S - audits and on which it opines".


ROTATION OF INDEPENDENT AUDITORS


As established in Article 31 of CVM Instruction 308 of May 14, 1999, the independent auditor may not provide services to the same client for a period of more than 5 (five) years, although reinstatement is permitted after a minimum period of 3 (three) years. In view of this ruling, the Company will be hiring another independent auditor to review the financial statements for the fiscal year 2004.


AWARDS AND RECOGNITIONS


In 2003, the quality of the services provided by Telemig Celular together with its environmental, social and personnel management were publicly recognized, resulting in the Company receiving various awards.


Telemig Celular Institute (ITC)
--------------------------------------------------------------------------------
Winner of the ABERJE Minas 2003 prize in the Entrepreneurial Citizen category (July 2003). ABERJE (the Brazilian Association for Business Communication).
--------------------------------------------------------------------------------
The Director of the Telemig Celular Institute was elected a member of the Social Leaders' Forum of Brazil by the Gazeta Mercantil newspaper, Ashota Empreendedores Sociais and Ethos Institute of Socially Responsible Companies (August 2003).
--------------------------------------------------------------------------------
Finalist in the Grand Prix and Respect to the Consumer of Social Value, awarded by the Valor Economico newspaper (November 2003).
--------------------------------------------------------------------------------
Human Resources
--------------------------------------------------------------------------------
E-Learning Brasil Prize - National Reference - awarded by ABRH (The Brazilian Human Resources Association), APARH (The Sao Paulo Human Resources Association) Micropower - Technology in Education and Business (April 2003).
--------------------------------------------------------------------------------
The Best Intranet in the State of Minas Gerais awarded by ABERJE (the Brazilian Association for Business Communication) (July 2003).
--------------------------------------------------------------------------------
Elected one of the 100 best companies to work for by Exame magazine (August
2003).
--------------------------------------------------------------------------------
Elected one of the 40 best companies for women to work for by Exame magazine (August 2003).
--------------------------------------------------------------------------------
Marketing
--------------------------------------------------------------------------------
IBEST 2002 - Top 3 Award (May 2003).
--------------------------------------------------------------------------------
Regional finalist in the Abril Publicity award sponsored by Editora Abril (August 2003).
--------------------------------------------------------------------------------
Advertiser of the year in the Estado de Minas Gerais newspaper of the 27th edition of the Mid-East Columnists Prize (December 2003).
--------------------------------------------------------------------------------
Customer Relations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Ranked among the five best companies in the mobile telephony voice category in the 1st Excellence Prize in Telecom Business Services (May 2003).
--------------------------------------------------------------------------------
2nd place in the Prize awarded by Consumidor Moderno magazine for Excellence in Customer Service, Mobile Telephony category (May 2003).
--------------------------------------------------------------------------------
Elected the best company with its own dedicated telemarketing service in the 3rd edition of the ABT Gold Prize - ABT (Brazilian Telemarketing Association) (September 2003).
--------------------------------------------------------------------------------
Information Technology
--------------------------------------------------------------------------------
The SOL Project was indicated as one of the five best solutions in Customer Relationship Management worldwide by the IIR - Institute for International Research (August 2003).
--------------------------------------------------------------------------------
Investor Relations
--------------------------------------------------------------------------------
1st place among the Brazilian companies in the telecommunications segment, Corporate Governance survey ranking, prepared by Euromoney Magazine (October
2003).
--------------------------------------------------------------------------------
Honorable mention awarded by IR Magazine in the Investor Relations Grand Prix, Best Investor Relations category, Latin American small caps (November 2003).
--------------------------------------------------------------------------------
Institutional
--------------------------------------------------------------------------------
1st place in the category Leader in the Telecommunications Sector of the Gazeta Mercantil newspaper's Business Leaders' Forum (August 2003).
--------------------------------------------------------------------------------
Winner of the V Minas Prize for business performance in the categories Biggest and Best in Minas and Sector Leadership in Minas (November 2003).
--------------------------------------------------------------------------------
Special Prize for the Best in Minas awarded by the Hoje em Dia newspaper and the Encontro magazine to the President of Telemig Celular S.A. (December 2003).
--------------------------------------------------------------------------------
Classified among the 20 largest companies in Minas by the Estado de Minas newspaper and FIEMG system (December 2003).
--------------------------------------------------------------------------------


MESSAGE TO THE COMMUNITY


Telemig Celular's relationship with the different segments of its constituent public is supported by a series of social, sporting and cultural actions, which have as their common thread, the contribution to the improvement in the well-being of citizens and to the development of society in the state of Minas Gerais. The importance of the Company's contribution to the social and economic development of the country is measured by Value Added - an indicator of the wealth the Company generates,

- in 2003 reaching approximately R$742 million, and distributed to society through the intermediary of Telemig Celular's stakeholders.

Telemig Celular's commitment to the community is expressed through Telemig Celular Institute, as well as the Company's Cultural Development, the Events and Campaigns Departments and the Human Resources Area. These are responsible for running programs and projects that are innovative, provocative and ethical, both providing a vocational stimulus and encouraging the blossoming of latent talent. Such socially responsible activities are based on the concept of joint effort - as opposed to a piecemeal approach - and have translated into significant improvements for the community. Based on this philosophy, the Company works together with other public, private and non-governmental institutions.

Since 2001, on the basis of these principles, we have operated the Pro-Counseling Program encompassing ten projects. This Program has already been responsible for the creation and consolidation of Guardian Councils and Municipal Councils for the Rights of the Child and the Adolescent in 626 municipalities in Minas Gerais, becoming a benchmark for the country as a whole. We have also established the Volunteers in Action program for transforming the Company's employees into agents for social transformation. In 2003, we also launched the Ta Na Mesa (Food's served) program for collaborating with the Federal Government in its campaign to eradicate hunger in Brazil. In addition, we also held various cultural and sporting activities for discovering, developing and bringing to the fore talent in Minas Gerais.

Two events further consolidated our relationship with the community. The first was the implementation of the Environmental Management System (SGA) during the course of the year, resulting in ISO 14001 certification in early 2004 and making Telemig Celular the first telecommunications company in Latin America to obtain it. The second event was the establishment of a Code of Ethics, which eliminates subjectivity from the way Company and Audit Board members, executive directors and employees conduct themselves.

Our intention is to continue seeking ways that will allow us to always play a positive role in the lives of our fellow countrymen. We look forward to the day when social inclusion is common to all.


SOCIAL RESPONSIBILITY


Personnel Management


Telemig Celular's good labor relations provide employees with a favorable platform from where to perform their professional functions and this has a direct and positive impact on the results of the business. The investments in employees' training, in 2003, totaled R$1.5 million and the criteria and quality with which the investments have been made, leading the Company to be ranked by Exame magazine the 100 best companies to work for in Brazil and the 40 best companies for women to work for.

Business Technology
Telemig Celular operates on the basis of a management philosophy known as business technology in which each employee is expected to act as a business partner. This philosophy encourages autonomy, establishes a relationship of trust among talent and the different areas of the Company and stimulates creativity in the preparation of Action Plans for solving critical matters and for meeting and exceeding goals. The common goal for all at Telemig Celular is the quest for exceptional results for shareholders and customers.

Business technology, introduced in 2003, has the principal merit of identifying the exact return that each initiative and each partner provides to the businesses to meet targets.

The Company is setting up the Business Technology Institute - (ITE) as part of its effort to develop these competences. ITE's mission will be to train fast track entrepreneurs among the employees. The ITE will begin operating in 2004 and will have the Education for Work concept as its basic methodology.

Management by Results and Competences
In 2003, the Company consolidated its Management by Results and Competences. This is a model designed to perfect the administration of results and the return provided by the Company's employees. For employees, this instrument offers greater transparency in relation to the prospects for career progression as well as provides a stimulus for personal and professional growth.

The model was developed over two years by specialized consultants in partnership with the Company's directors and managers. It set out 13 essential competences, distributed in groups related to the type and priority of results in the different areas. Based on these, four professional career paths were established: Entrepreneurial, Technological, Merchandising and Support. For the employee to reach the levels established for each career path, he/she must fulfill the knowledge requirements specific to the area. The Company performs annual competence evaluations, which highlight the need for development, opportunities for migration along a given career path or between different career paths, adjustments in compensation packages, etc. Managers rank team members based on a number of parameters. At the same time, the employee performs his/her own self-evaluation. A process of cross-referencing highlights the main professional shortcomings and provides the guidelines for the Individual Development Plan (PDI), a set of actions that will enable the employee to achieve the specific knowledge required to move up any given career path.

Telemig Celular Institute

The Telemig Celular Institute (ITC) focuses on guaranteeing the rights and well being of children and adolescents throughout the state of Minas Gerais. Operating since 2001, the ITC runs programs, which dovetail into public policies adopted for contributing to effective changes in the lives of the State's inhabitants. In addition, ITC has adopted a strategy for coordinating and implementing partnerships with public organisms, non-government organizations and private companies in order to transform its initiatives into reality. These are currently centered on three programs: Pro-Counseling, Volunteers in Action and Ta na Mesa (Food's served).

The program consists of ten complementary projects that are being launched gradually. These are designed to contribute to the setting up, growth and support of the Municipal Councils for the Rights of the Child and the Adolescent and the Guardian Councils in the municipalities throughout the State. While the location of these bodies in every city has been compulsory since the publication of the Child and Adolescent Act (ECA), they had been set up in only 276, or 32%, of all cities in 2001, the year that the Pro-Counseling project began. The program has notably contributed to a change in this scenario, the number of municipalities with Pro-Counseling facilities now amounting to 626, a 125% increase. 853 municipalities are expected to have complied with the legislation by the end of 2004.


Cultural Actions


Through its investments and support, Telemig Celular endeavors to offer the State's inhabitants greater access to culture, as a result, arousing greater interest in artistic and cultural activities and talent from Minas Gerais. The Company's objective is to be an important catalyst for social transformation.

Telemig Celular makes a unique contribution to cultural actions through its emphasis on artistic ability and the development of artists and cultural agents in the State. The Company invested R$6 million in cultural projects during the year.


Sporting Actions
Telemig Celular, through its Events and Campaigns Department chose to concentrate its sponsorship of sport on volleyball. This decision took into account such factors as the tradition of State volleyball teams in national competitions: for example Minas Gerais holds the world record for the number of spectators at a single game of volleyball. Volleyball also ranks second in national sporting preferences.

By supporting the sport, Telemig Celular seeks to reveal new talent, attract a young public and convey a youthful image. For five years now, the Company has organized the Telemig Celular Volleyball Cup. In 2003, the competition attracted 1,200 young people between the ages of 13 and 16 from 80 schools in different municipalities in the State. In addition to the activities on court - there were 140 games during September and October -, the event includes other activities such as clinics with players and a technical commission from the Telemig Celular Minas professional team, one of the leading clubs in the National Volleyball Championships, which the Company has sponsored since 1999. During the competition, the club talent spotter watches the games.

In 2003, 10 athletes were invited for trials. Entry to the Telemig Celular Volleyball Cup is in the form of non-perishable food. Half the foodstuffs collected are distributed in the cities where the games are played and distributed to charities providing for the needy.


Environmental Actions
Following the implementation of an Environmental Management System (SGA) during 2003, in January 2004, Telemig Celular became the first telecommunications operator in Latin America to obtain ISO 14001 environmental certification. SGA formalized the Company's responsible position on preserving the environment. Telemig Celular had already demonstrated the importance it places on environmental issues through actions such as the installation of vertical structures to reduce visual pollution, the collection of cellular phone batteries from its own stores, the installation of silent air conditioners at its Radio Base Stations (ERBs) and the publication of radiometric reports showing electromagnetic emissions within the levels determined by Anatel's Resolution 303 of July 2, 2002.

The SGA's first action in early 2003 was to establish the principles of the Company's environmental policy. Subsequently, a multidisciplinary management group was set up to analyze the Company's practices and their resulting environmental impact and issue instructions for its amelioration. R$ 390,000 was invested in meeting objectives and targets, employee training, appropriate disposal of waste, and monitoring non-ionizing radiation, noise levels, and atmospheric pollution as well as the collection of non-recyclable batteries, etc.

The Company, which has set up its own system for preparing the documentation and conducting the registration required by the SGA, launched an awareness campaign on the importance of the employees adopting correct environmental practices.

SOCIAL RESPONSIBILITY

-------------------------------------------------------------------------------------------------------------------------------
                                        TELEMIG CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------------
(R$ thousand)                                                           2001                   2002                  2003
-------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                               1,039,056              1,137,279              1,337,159
-------------------------------------------------------------------------------------------------------------------------------
Telecommunications services and sales                                  1,110,231              1,208,367              1,418,840
(-)Discounts                                                             (42,336)               (49,796)               (69,016)
(-)Provision for doubtfoul accounts                                      (28,403)               (18,190)               (13,376)
Non-operating revenues and expenses                                         (436)                (3,102)                   711
-------------------------------------------------------------------------------------------------------------------------------
MATERIALS PURCHASED FROM THIRD PARTIES                                  (331,008)              (385,066)              (460,824)
-------------------------------------------------------------------------------------------------------------------------------
Selling costs                                                            (81,606)               (87,886)              (106,739)
Raw materials, third party services and others                          (249,402)              (297,180)              (354,085)
Gross Value Added                                                        708,048                752,213                876,335
-------------------------------------------------------------------------------------------------------------------------------
RETAINED
-------------------------------------------------------------------------------------------------------------------------------
Deprecitation and amortization                                          (173,112)              (199,723)              (271,115)
Net Value Added Produced                                                 534,936                552,490                605,220
-------------------------------------------------------------------------------------------------------------------------------
VALUE ADDED RECEIVED IN TRANSFER
-------------------------------------------------------------------------------------------------------------------------------
Financial Income                                                          70,270                253,528                136,391
-------------------------------------------------------------------------------------------------------------------------------
TOTAL VALUE ADDED TO BE DISTRIBUTED
-------------------------------------------------------------------------------------------------------------------------------
Distribution of Added Value                                             (605,206)              (806,018)              (741,611)
Salaries                                                                 (63,400)               (73,349)               (70,083)
Payroll taxes                                                            (25,000)               (28,729)               (27,756)
Taxes and fees                                                          (283,261)              (277,787)              (363,415)
Interest and rent                                                       (124,280)              (344,601)              (101,587)
Minority Interests                                                       (19,278)               (13,701)               (30,622)
Dividends                                                                (24,673)               (23,606)               (38,486)
Retained earnings                                                        (65,314)               (44,245)              (109,662)
-------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
Principal Taxes, Fees and Charges Paid                                                (R$ thousand)
---------------------------------------------------------------------------------------------------
                Description                                      2002            2003
---------------------------------------------------------------------------------------------------
PIS                                                                9,400           8,438
COFINS                                                            43,867          42,906
Social Charge                                                      6,263          17,673
Corporate Income Tax                                              26,478          65,428
ICMS                                                             157,510         184,629
Fistel Contribution                                               30,289          37,388
Fust/Funttel Contributions                                         6,635           7,523
CPMF Tax                                                           4,817           6,040
CIDE Tax                                                             621             278
---------------------------------------------------------------------------------------------------
Total                                                            285,878         370,303
---------------------------------------------------------------------------------------------------


Annual Social Report 2003                                                                                             iBetinho Base
-------------------------                                                                                              www.ibase.br
Telemig Celular Participacoes S/A
------------------------------------------------------------------------------------------------------------------------------------
1 - Basis of Calculation                               2003 Amount (thousand Reais)            2002 Amount (thousand Reais)
------------------------------------------------------------------------------------------------------------------------------------
Net Revenue (NR)                                                                1,097,292                                  947,406
------------------------------------------------------------------------------------------------------------------------------------
Operating Result (OR)                                                             260,000                                  111,222
------------------------------------------------------------------------------------------------------------------------------------
Gross Payroll (GP)                                                                 80,356                                   76,502
------------------------------------------------------------------------------------------------------------------------------------
2 - Internal Social Indicators                              Amount    % of GP     % of NR         Amount     % of GP       % of NR
------------------------------------------------------------------------------------------------------------------------------------
Food                                                         5,130       6.4%        0.5%          5,022        6.6%          0.5%
------------------------------------------------------------------------------------------------------------------------------------
Payroll taxes                                               27,836      34.6%        2.5%         28,729       37.6%          3.0%
------------------------------------------------------------------------------------------------------------------------------------
Private Pension Plan                                         1,777       2.2%        0.2%          1,828        2.4%          0.2%
------------------------------------------------------------------------------------------------------------------------------------
Health                                                       3,014       3.8%        0.3%          2,625        3.4%          0.3%
------------------------------------------------------------------------------------------------------------------------------------
Labor safety and workplace health                              398       0.5%        0.0%            375        0.5%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Education                                                      n/d        n/d         n/d            n/d         n/d           n/d
------------------------------------------------------------------------------------------------------------------------------------
Culture                                                        n/d        n/d         n/d            n/d         n/d           n/d
------------------------------------------------------------------------------------------------------------------------------------
Training and Professional Development                        1,578       2.0%        0.1%          2,542        3.3%          0.3%
------------------------------------------------------------------------------------------------------------------------------------
Day-care/allowance                                             250       0.3%        0.0%            197        0.3%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Profi t/results sharing                                     17,483      21.8%        1.6%         14,253       18.6%          1.5%
------------------------------------------------------------------------------------------------------------------------------------
Others                                                       1,530       1.9%        0.1%          1,432        1.9%          0.2%
------------------------------------------------------------------------------------------------------------------------------------
Total - internal social indicators                          58,996      73.4%        5.4%         57,003       74.5%          6.0%
------------------------------------------------------------------------------------------------------------------------------------
3 - External Social Indicators
------------------------------------------------------------------------------------------------------------------------------------
Education                                                        0       0.0%        00%               0        0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Culture                                                      6,000       2.3%        0.5%          7,556        6.8%          0.8%
------------------------------------------------------------------------------------------------------------------------------------
Health and Sanitation                                            0       0.0%        0.0%              0        0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Sport                                                        5,000       1.9%        0.5%          5,000        4.5%          0.5%
------------------------------------------------------------------------------------------------------------------------------------
Combating hunger and malnutrition                                0       0.0%        0.0%              0        0.0%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
Others                                                         614       0.2%        0.1%            715        0.6%          0.1%
------------------------------------------------------------------------------------------------------------------------------------
Total contributions to society                              11,614       4.5%        1.1%         13,271       11.9%          1.4%
------------------------------------------------------------------------------------------------------------------------------------
Taxes (excluding payroll taxes)                            348,377     134.0%       31.7%        277,787      249.8%         29.3%
------------------------------------------------------------------------------------------------------------------------------------
Total - External social indicators                         359,991     138.5%       32.8%        291,058      261.7%         30.7%
------------------------------------------------------------------------------------------------------------------------------------
4 - Environmental Indicators
------------------------------------------------------------------------------------------------------------------------------------
Investments related to production/company                      290       0.1%        0.0%            123        0.1%          0.0%
operations
------------------------------------------------------------------------------------------------------------------------------------
Investments in programs and/or external                          0       0.0%        0.0%              0        0.0%          0.0%
projects
------------------------------------------------------------------------------------------------------------------------------------
Total investments in environment                               290       0.1%        0.0%            123        0.1%          0.0%
------------------------------------------------------------------------------------------------------------------------------------
In relation to setting of annual targets to
minimize waste, consumption in production/  ( )has no targets    ( )complies 51 to 75%   ( )has no targets    ( )complies 51 to 75%
operations and increase efficiency in use   (X)complies 0 to 50% ( )complies 76 to 100%  (X)complies 0 to 50% ( )complies 76 to 100%
of natural resources, the company
------------------------------------------------------------------------------------------------------------------------------------
5 - Employee Indicators                                                  2003                                   2002
------------------------------------------------------------------------------------------------------------------------------------
No. Employees a end of period                                            1,982                                  1,846
------------------------------------------------------------------------------------------------------------------------------------
No. of employees hired during period                                      547                                    250
------------------------------------------------------------------------------------------------------------------------------------
No. of outsourced employees                                               531                                    625
------------------------------------------------------------------------------------------------------------------------------------
No. of interns                                                             28                                     21
------------------------------------------------------------------------------------------------------------------------------------
No. of employees over 45 years of age                                     105                                    118
------------------------------------------------------------------------------------------------------------------------------------
No. of women working in the company                                      1,077                                   994
------------------------------------------------------------------------------------------------------------------------------------
% of management positions occupied by women                              42.51%                                 39.10%
------------------------------------------------------------------------------------------------------------------------------------
No. of Afro-Brazilian employees working at the
  company                                                                 708                                    567
------------------------------------------------------------------------------------------------------------------------------------
% of management positions occupied by
  Afro-Brazilians                                                        19.81%                                 15.34%
------------------------------------------------------------------------------------------------------------------------------------
No. of employees with disabilities or
  special needs                                                            88                                     35
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
6 - Information regarding business responsibility                    2003                              Targets 2004
------------------------------------------------------------------------------------------------------------------------------------
Ratio of highest to lowest compensation in company                  92.73                                  90.00
------------------------------------------------------------------------------------------------------------------------------------
Total number of work-related accidents                                11                                     7
------------------------------------------------------------------------------------------------------------------------------------
Company-sponsored social and environmental       ( ) top Mgt.  (x) top Mgt.  ( ) all       ( ) top Mgt.  (x) top Mgt.  ( ) all
projects were decided by:                                           & mid        employees                   & mid         employees
                                                                    level                                    level
------------------------------------------------------------------------------------------------------------------------------------
Security and health standards in the workplace   (x) top       ( ) all       ( ) all       (x) top Mgt.  ( ) all       ( ) all
were decided by:                                     Mgt. &        employees     employees   & mid-level     employees     employees
                                                    mid-level                      + Cipa                                    + Cipa
------------------------------------------------------------------------------------------------------------------------------------
Regarding labor union freedom, the right to      (x) not       ( ) follows   ( ) stimulates (x) not      ( ) follows   ( )stimulates
collective bargaining and In-house                   involved       OIT          & adheres      involved      OIT         & adheres
representation of employees of the company                         norms           to OIT                    norms         to OIT
------------------------------------------------------------------------------------------------------------------------------------
The company pension plan covers:                 ( ) top Mgt.  ( ) top Mgt.  (x) all       ( ) top Mgt.  ( ) top Mgt.  (x) all
                                                                    & mid-       employees                   & mid         employees
                                                                    level                                    level
------------------------------------------------------------------------------------------------------------------------------------
The profi t/income sharing plan covers:          ( ) top Mgt.  ( ) top Mgt.  (x) all       ( ) top Mgt.  ( ) top Mgt.  (x) all
                                                                   & mid-        employees                    & mid-       employees
                                                                   level                                      level
------------------------------------------------------------------------------------------------------------------------------------
Supplier selection: the same standards of        ( ) not       (x) suggested ( ) required  ( ) not       (x) suggested ( ) required
ethics and social/environmental responsibility     considered                                considered
practised at considered the company:
------------------------------------------------------------------------------------------------------------------------------------
Regarding volunteer work by employees, the       ( ) not       ( ) supports  (x) sponsors  ( ) not       ( ) supports  (x) sponsors
company:                                             involved                      and         involved                     and
                                                                                stimulates                               stimulates
------------------------------------------------------------------------------------------------------------------------------------
Total number of consumer criticisms and           At company       Procon        in Court   At company       Proton     in Court
complaints:                                        308,895           394           1,487        n/a            n/a         n/a
------------------------------------------------------------------------------------------------------------------------------------
% of complaints dealt with or resolved:           At company       Procon        in Court  At company        Proton     in Court
                                                     100%            100%          100%        100%           100%         100%
------------------------------------------------------------------------------------------------------------------------------------
Total added value to be distributed              In 2003: 741,611                          In 2002: 806,018
(in thousand R$):
------------------------------------------------------------------------------------------------------------------------------------
Distribution of added value (SAV):               49% government  13% employees             34% government  13% employees
                                                 9% shareholders 14% third    15% retained 5% shareholders 43% third    5% retained
                                                                     parties                                   parties
------------------------------------------------------------------------------------------------------------------------------------
7 - Other Information
------------------------------------------------------------------------------------------------------------------------------------
For further information, please contact our Investor Relations team
Telephone: 61 429 5600 - Fax: 61 429 5626 - E-mail: ri@telepart.com.br
------------------------------------------------------------------------------------------------------------------------------------



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